EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour to List Four Digital Asset ETPs on Brazil's B3 Exchange

•	Valour's Brazil debut: DeFi Technologies' subsidiary Valour has received approval from B3 to list four digital asset ETPs - Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV), and Valour SUI (VSUI) - expected to begin trading on December 17, 2025, giving Brazilian investors BRL-denominated, locally listed exposure via their existing brokerage and custody rails.
•	Global platform, new region: With 100 ETPs already listed across major European exchanges, Valour's entry into Brazil marks its first major foothold outside Europe and a key step in a broader expansion strategy targeting Latin America, Africa, the Middle East, Asia, and other developing regions.
•	Tapping a top-tier market: Leveraging Brazil's position as Latin America's largest crypto economy and its maturing regulatory framework, Valour aims to offer institutional-grade, exchange-traded access to digital assets on B3, aligning with growing demand from both retail and institutional investors.

TORONTO, Dec. 4, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has received approval from B3 S.A. - Brasil, Bolsa, Balcão ("B3") to list four digital asset exchange traded products ("ETPs") via BDR on ETP.

DeFi Technologies’ Subsidiary Valour to List Four Digital Asset ETPs on Brazil’s B3 Exchange (CNW Group/DeFi Technologies Inc.)

Valour's Brazilian ETPs - Valour Bitcoin (BTCV), Valour Ethereum (ETHV), Valour XRP (XRPV) and Valour SUI (VSUI) - are scheduled to begin trading on B3 on December 17, 2025. The new listings will be marked by a bell-ringing ceremony at market close on the floor of the B3 exchange in Sao Paulo Brazil on December 19. The products will provide Brazilian investors with locally listed, BRL-denominated exposure to Valour's leading digital asset ETPs via the same brokerage and custody rails they already use for equities and ETFs.

Valour's ETP Platform Expands into Brazil

Valour currently offers approximately 100 digital asset ETPs across Europe and continues to operate the largest selection of digital asset ETPs globally, listed on major venues including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland), London Stock Exchange (England) and Euronext (Paris and Amsterdam). Its lineup spans:

•	Layer 1 and Layer 2 networks
•	Modular data availability and tokenization infrastructure
•	Gaming and creator ecosystems
•	Community and governance tokens

This provides diversified digital asset exposure within regulated, exchange-traded market rails.

The approval to list BTCV, ETHV, XRPV and VSUI on B3 via BDR on ETP represents a key step in Valour's international expansion strategy, which includes Latin America, Africa, the Middle East, Asia and other developing regions globally. Brazil marks Valour's first major foothold outside of Europe, with B3 serving as a regional hub for equities, ETFs and an increasingly broad suite of digital asset-linked products and derivatives.

Brazil: A Strategic Market

Brazil has emerged as Latin America's largest and most cohesive financial market, with more than 213 million people connected through a single language (Portuguese) and a unified regulatory and capital-markets infrastructure. It is also the region's largest crypto economy, with an estimated US$318.8-319 billion in crypto assets transacted between July 2024 and June 2025, accounting for roughly one-third of all crypto activity in Latin America. According to Chainalysis' 2025 Global Crypto Adoption Index, Brazil now ranks 5th worldwide, reflecting rapid growth in both retail and institutional usage.

This surge in activity is taking place under a maturing regulatory framework. Brazil's Virtual Assets Act (Law No. 14,478/2022) and subsequent decrees have formally recognised crypto assets, appointed the Central Bank of Brazil as the primary regulator of virtual asset service providers, and introduced new rules in 2025 that extend financial-sector standards and AML/CTF requirements to crypto intermediaries.

Against this backdrop, Valour's regulated, exchange-traded BDR on ETPs on B3 aim to provide Brazilian institutions with institutional-grade access to digital assets, combining transparent on-exchange pricing, local settlement and familiar governance standards.

Management Commentary

"Brazil is one of the most important and fastest-growing digital asset markets globally, and B3 is at the centre of that growth," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies and Co-Founder of Valour. Listing Valour's BTCV, ETHV, XRPV and VSUI products on B3 is a natural extension of our European franchise and a foundational step in our broader expansion into Latin America and other high-growth regions. We believe Brazilian institutional and retail investors want regulated, exchange-traded access to digital assets, and our ETP platform is designed precisely to meet that need."

"Across Europe, Valour has built the world's largest shelf of digital asset ETPs, and we see similar demand patterns beginning to emerge in Brazil," said Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour. "By providing local listings of our core ETPs, we offer Brazilian investors product exposure which over time, we expect to grow to support additional Brazilian listings, structured products, and solutions tailored to the region's rapidly developing investment market."

About B3 Exchange
B3 S.A. - Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange") is the Brazilian stock exchange and one of the main financial market infrastructure companies in the world. Headquartered in São Paulo and listed on its Novo Mercado premium segment under the ticker B3SA3, B3 organizes and enables trading, clearing, settlement, registration and depository services across equities, derivatives and over-the-counter markets, as well as data and technology services. For more information please visit https://www.b3.com.br/en_us/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to proposed listing of Valour's ETPs and DeFi Technologies' BDRs on B3, the expected timing of listing and trading, future expansion plans into Brazil and other regions, and anticipated investor demand for digital asset ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

DeFi Technologies’ Subsidiary Valour to List Four Digital Asset ETPs on Brazil’s B3 Exchange (CNW Group/DeFi Technologies Inc.)

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 04-DEC-25